SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name: John Hancock Collateral Trust

Address of Principal Business Office:

601 Congress Street

Boston, Massachusetts 02210

Telephone Number: 1-800-225-5291

Name and address of agent for service of process:

JOHN J. DANELLO, ESQ.

601 Congress Street

Boston, Massachusetts 02210-2805

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf by the undersigned, duly authorzied, in the City of Boston and the Commonwealth of Massachusetts on the 29th of January, 2015.

JOHN HANCOCK COLLATERAL TRUST

By:	/s/ John J. Danello
Name: John J. Danello
Title: Secretary and Chief Legal Officer

Attest: /s/ Ariel Ayanna
            Name: Ariel Ayanna
            Title: Assistant Secretary